UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PRINCIPIA BIOPHARMA INC.

(Name of Subject Company)

PRINCIPIA BIOPHARMA INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74257L108 (CUSIP Number of Class of Securities)

Martin Babler

President and Chief Executive Officer

Principia Biopharma Inc.

220 East Grand Avenue

South San Francisco, California 94080

(650) 416-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Principia Biopharma Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 28, 2020, relating to the tender offer by Kortex Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sanofi, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) for $100.00 per Share, to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 28, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Explanatory Note

While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described below under the section entitled Item 8 “Additional Information” of the Schedule 14D-9, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to plaintiffs’ claims with the supplemental disclosures set forth below under the section entitled Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in such complaints that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 1. Subject Company Information.

Item 1. “Subject Company Information.” of the Schedule 14D-9 is hereby amended as follows:

1.	By replacing the current number in clause (iii) of the existing paragraph under the section entitled “Subject Company Information – Securities” on page 1 with the number in bold as follows:

“As of August 21, 2020, there were (i) 33,259,922 Shares issued and outstanding, (ii) 5,235,205 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”), (iii) 19,362 Shares estimated to be subject to outstanding purchase rights under the Principia 2018 Employee Stock Purchase Plan (the “ESPP”) (assuming the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below)), and (iv) 81,915 Shares are subject to warrants to acquire Shares (the “Warrants”).”

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements.” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding a new first paragraph and adding the bold text to the existing paragraph under the section entitled “Potential for Future Arrangements” on page 8 as follows:

“To the Company’s knowledge, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Sanofi, Purchaser, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9 nor as of the date of Amendment No. 2, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9 nor as of the date of Amendment No. 2, it is possible that members of our current management team will enter into new compensation arrangements with Sanofi or the Surviving Corporation. We would expect that any such arrangements with the existing management team would be entered into after the completion of the Offer and would become effective after the Merger is completed, if at all.”

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding the bold text to the existing table under the section entitled “Certain Financial Projections” on page 27 as follows:

Projections – Case A

(dollars in millions)

Fiscal Year Ending December 31,
($ millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Risk Adjusted Net Revenue(4)	$125	$20	$20	$8	$74	$208	$519	$953	$1,250	$1,721	$2,178	$2,492	$2,674	$2,792	$2,876	$2,955	$2,785	$1,980	$1,562	$877	$480	$200
Gross Profit	$125	$20	$20	$8	$72	$203	$506	$926	$1,205	$1,658	$2,097	$2,398	$2,572	$2,685	$2,767	$2,843	$2,681	$1,913	$1,511	$833	$449	$187
Total Operating Expenses	(183)	(227)	(256)	(255)	(220)	(204)	(221)	(289)	(369)	(439)	(513)	(564)	(600)	(625)	(644)	(662)	(604)	(357)	(235)	(141)	(83)	(40)
EBIT(1)	($58)	($207)	($236)	($248)	($148)	($0)	$286	$637	$836	$1,220	$1,585	$1,833	$1,972	$2,061	$2,123	$2,182	$2,077	$1,556	$1,276	$692	$365	$148

2. By adding the bold text under the section entitled “Certain Financial Projections” to the first table on page 28 as follows:

Fiscal Year Ending December 31,
($ millions)	2020	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
EBIT(1)	($58)	($207)	($236)	($248)	($148)	($0)	$286	$637	$836	$1,220	$1,585	$1,833	$1,972	$2,061	$2,123	$2,182	$2,077	$1,556	$1,276	$692	$365	$148
Less: Tax Expense	—	—	—	—	—	—	(60)	(134)	(176)	(256)	(333)	(385)	(414)	(433)	(446)	(458)	(436)	(327)	(268)	(145)	(77)	(31)
Less: Capital Expenditures	(2)	(2)	(3)	(3)	(2)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(8)	(8)	(9)	(9)	(8)	(6)	(5)	(3)	(1)	(1)
Plus: Depreciation & Amortization	2	2	3	3	2	2	3	4	5	6	7	8	8	8	9	9	8	6	5	3	1	1
Less: Change in Net Working Capital:	—	—	—	(1)	(3)	(7)	(17)	(27)	(31)	(33)	(31)	(22)	(13)	(8)	(6)	(6)	19	83	39	16	16	18
Unlevered Free Cash Flow (excludes NOL Usage) (3)	$19 (2)	($207)	($236)	(249)	(151)	(8)	208	477	630	930	1,221	1,427	1,545	1,620	1,671	1,718	1,661	1,312	1,048	563	304	135

3. By adding the bold text under the section entitled “Certain Financial Projections” to the second table on page 28 as follows:

Projections – Case B

(dollars in millions)

	Fiscal Year Ending December 31,
($ millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Risk Adjusted Net Revenue (4)	$125	$20	$20	$10	$81	$236	$612	$1,140	$1,542	$2,127	$2,695	$3,108	$3,376	$3,564	$3,712	$3,851	$3,590	$2,346	$1,716	$942	$507	$212

EBIT(1)	$(65)	$(214)	$(242)	$(248)	$(143)	$24	$355	$767	$1,038	$1,498	$1,939	$2,255	$2,453	$2,590	$2,696	$2,795	$2,630	$1,812	$1,390	$743	$388	$157

(1)

EBIT (i.e., earnings before interest and taxes) refers to Principia’s risk adjusted gross profit less total operating expenses (including research and development expense, sales and marketing expense, and general and administrative expense and treating stock based compensation as a cash expense).

(2)	Calculated from July 1, 2020 through December 31, 2020.
(3)

Unlevered free cash flow is defined as EBIT, less taxes, plus depreciation and amortization, less capital expenditures and less changes in net working capital. Assumes (a) stock based compensation will be approximately 15% of operating expenses, (b) depreciation and amortization will be 1% of risk-adjusted operating expenses, (c) capital expenditures will be 1% of risk-adjusted operating expenses, (d) net working capital will be 10% of year over year change in product revenue (excluding PRN2246 collaboration revenue), and (e) a tax rate of 21.0%.

(4)	Assumes probabilities of achieving success for Principia drug candidates ranging from approximately 15% to 70%.

4.	By replacing the list under the section entitled “Summary of Centerview Financial Analysis – Selected Public Company Analysis” starting on page 31 with the following table:

Company	Enterprise Value (in billions)
Adaptimmune Therapeutics PLC	$0.9
Arena Pharmaceuticals, Inc.	$2.7
Arrowhead Pharmaceuticals, Inc.	$4.1
Dicerna Pharmaceuticals, Inc.	$0.9
Kodiak Sciences, Inc.	$1.9
Momenta Pharmaceuticals, Inc.	$3.2
Springworks Therapeutics, Inc.	$1.6
Turning Point Therapeutics, Inc.	$2.1
Median	$2.0

5.	By adding the bold text under the section entitled “Summary of Centerview Financial Analysis – Selected Public Company Analysis” on page 32 as follows:

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $1.5 billion to $3.0 billion. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Principia and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Values and adding to it Principia’s net cash of $317 million as of June 30, 2020 and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In-the-Money Options and Warrants) as of August 14, 2020, calculated based on approximately 33.2 million Shares outstanding, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $51.00 to $90.55, rounded to the nearest $0.05.

Centerview then compared this range to the Offer Price of $100.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

6.	By adding the bold text under the section entitled “Summary of Centerview Financial Analysis – Selected Precedent Transaction Analysis” to the first table on page 32 as follows:

Date Announced	Target	Acquiror	Transaction Value (in billions) (1)
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	$2.7
10/10/19	Ra Pharmaceuticals Inc.	UCB S.A.	$2.2
02/25/19	Clementia Pharmaceuticals Inc.	Ipsen S.A.	$0.9
02/25/19	Spark Therapeutics, Inc.	Roche Holding AG	$4.3
10/18/18	Endocyte, Inc.	Novartis AG	$1.8
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	$1.5
12/22/17	Ignyta, Inc.	Roche Holding AG	$1.7
Median			$1.8

(1)	Excludes contingent payments.

7.	By adding the bold text under the section entitled “Summary of Centerview Financial Analysis – Selected Precedent Transaction Analysis” on page 33 as follows:

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $2.0 billion to $4.0 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Principia and the target companies included in the selected transactions as well as the Transactions and the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it Principia’s net cash of $317 million as of June 30, 2020 and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In-the-Money Options and Warrants) as of August 14, 2020, as described above, and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $64.55 to $116.50, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $100.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

8. By adding the bold text under the section entitled “Summary of Centerview Financial Analysis – Discounted Cash Flow” on page 33 as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2020 using discount rates ranging from 10.0% to 12.0% (reflecting Centerview’s analysis of Principia’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Principia over the period beginning on July 1, 2020 and ending on December 31, 2041, utilized by Centerview as set forth in the Projections, (ii) an implied terminal value of Principia, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of free cash flow decline of 75% year over year, as directed by Principia’s management, (iii) tax savings from usage of Principia’s federal net operating losses of $154 million as of December 31, 2019 and future losses and (b) adding to the foregoing results Principia’s net cash of $317 million as of June 30, 2020, plus an assumed equity raise of $250 million in 2020 as set forth in the Projections, and the present value of the estimated costs associated with additional future equity raises set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In-the-Money Options and Warrants) as of August 14, 2020, as described above, and as set forth in the Internal Data, taking into account the expected dilution associated with the assumed equity raise of $250 million in 2020, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $92.60 to $114.40, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $100.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

9. By adding the bold text under the section entitled “Summary of Centerview Financial Analysis – Other Factors” on page 34 as follows:

Premia Paid Analysis. An analysis of premiums paid in the seven (7) selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “—Summary of Centerview Financial Analysis—Selected Precedent Transaction Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 30 days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a range of 50% to 90% to Principia’s closing stock price on June 8, 2020 (the last trading day before Principia’s receipt of the initial offer from Sanofi) of $60.02, which resulted in an implied price range of approximately $90.05 to $114.05 per Share, rounded to the nearest $0.05. Centerview applied a range of 50% to 90% to Principia’s volume weighted average trading price during the 30-day period ended July 15, 2020 (the last trading day before reports appeared in the media that Sanofi was exploring acquisition targets, including Principia) of $62.09, which resulted in an implied price range of approximately $93.15 to $117.95 per Share, rounded to the nearest $0.05.

10. By adding the bold text under the section entitled “Summary of Centerview Financial Analysis – General” on page 34 as follows:

Centerview’s financial analysis and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Principia with respect to the Merger Consideration or as to whether they would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Principia and Sanofi and was approved by the Board. Centerview provided advice to Principia during these negotiations. Centerview did not, however recommend any specific amount of consideration to Principia or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

11. By replacing the text under the section entitled “Summary of BofA Company Financial Analysis – Selected Publicly Traded Companies Analysis” on pages 38 - 39 as follows:

BofA Securities reviewed publicly available financial and stock market information of the eight selected publicly traded biopharmaceutical companies listed below with a lead pharmaceutical product candidate in development for use in the immunology therapeutic area.

BofA Securities reviewed, among other things, the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of August 14, 2020 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of calendar year 2026 probability-of-success adjusted (referred to in this section as “PoS Adjusted”) net revenues for the applicable company. Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts’ estimates published by FactSet as of August 14, 2020.

The results of this review were as follows:

Selected Publicly Traded Companies	Enterprise Value / PoS Adjusted 2026E Net Revenue
Allakos, Inc.	10.59	x
Apellis Pharmaceuticals, Inc.	1.04	x
Argenx SE	1.62	x
ChemoCentryx, Inc.	3.07	x
Galapagos NV	2.33	x
Gossamer Bio, Inc.	1.04	x
TG Therapeutics, Inc.	1.82	x
Viela Bio, Inc.	1.54	x
Top Quartile	2.52	x
Mean	2.88	x
Median	1.72	x
Bottom Quartile	1.42	x

Based on BofA Securities’ review of the enterprise values to PoS Adjusted net revenue multiples for the selected companies and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted net revenue multiple reference range of 1.40x to 2.50x to Principia management’s estimates of calendar year 2026 PoS Adjusted net revenue as reflected in the Case A Projections, to calculate a range of implied enterprise values for Principia. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.05) for Principia by adding to this range of implied enterprise values an estimate of the net cash of Principia as of June 30, 2020, as provided by the management of Principia, and dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on approximately 33.2 million Shares outstanding and information provided by the management of Principia). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of August 14, 2020:

Implied Equity Value Reference Range Per Share	Offer Price	August 14, 2020 Closing Price Per Share
$29.90 – $45.55	$100.00	$90.74

No selected publicly traded company used in this analysis is identical or directly comparable to Principia. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Principia was compared.

12. By replacing the language under the section entitled “Summary of Material Company Financial Analyses – Selected Precedent Transactions Analysis” on pages 39-40 as follows:

BofA Securities reviewed, to the extent publicly available, financial information relating to the nine selected transactions listed below involving acquisitions of publicly traded biopharmaceutical companies with an enterprise value based on the acquisition price of between $1 billion and $6 billion since 2015.

BofA Securities reviewed the enterprise values implied for each target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as publicly disclosed prior to the announcement of the applicable transaction, as multiples of estimates of the target company’s PoS Adjusted net revenue for the sixth calendar year (referred to in this section as “CY + 6”) following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. Other financial data relating to each of the selected transactions and target companies were derived from the transaction parties’ public filings.

The results of this review were as follows:

Date	Target	Acquiror	Transaction Value/ PoS Adjusted CY + 6 Net Revenue
03/02/20	Forty Seven, Inc.	Gilead Sciences, Inc.	2.98	x
12/09/19	ArQule, Inc.	Merck & Co., Inc.	5.64	x
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	3.59	x
10/10/19	Ra Pharmaceuticals Inc.	UCB S.A.	3.41	x
2/25/19	Spark Therapeutics, Inc.	Roche Holdings, Inc.	28.94	x
10/18/18	Endocyte, Inc.	Novartis AG	2.08	x
5/10/18	ARMO Biosciences, Inc.	Eli Lilly and Company	7.16	x
12/22/17	Ignyta, Inc.	Roche Holding AG	2.42	x
11/02/15	Dyax Corp.	Shire plc	4.68	x
Top Quartile			5.64	x
Mean			6.77	x
Median			3.59	x
Bottom Quartile			2.98	x

Based on BofA Securities’ review of the enterprise values to PoS Adjusted net revenue multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted net revenue multiple reference range of 3.00x to 5.65x to Principia management’s estimates of calendar year 2026 PoS Adjusted net revenue as reflected in the Case A Projections, to calculate a range of implied enterprise values for Principia. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.05) for Principia by adding to this range of implied enterprise values an estimate of the net cash of Principia as of June 30, 2020, as provided by the management of Principia, and dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on approximately 33.2 million Shares outstanding and information provided by the management of Principia). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of August 14, 2020:

Implied Equity Value Reference Range Per Share	Offer Price	August 14, 2020 Closing Price Per Share
$52.55 – $88.80	$100.00	$90.74

No selected precedent transaction used in this analysis or the applicable target company is identical or directly comparable to Principia or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which Principia and the Transactions were compared.

13. By adding the bold text to the second sentence, romanette (iii), of the existing paragraph under the section entitled “Summary of Material Company Financial Analyses – Discounted Cash Flow Analysis” on pages 40-41 as follows:

“(iii) dividing the result by a number of fully-diluted Shares outstanding (calculated on a treasury stock method basis, based on approximately 33.2 million Shares outstanding and information provided by the management of Principia and reflecting additional Shares assumed to be issued in connection with the equity financing assumed to occur in the third quarter of 2020, as reflected in the Case A Projections).”

14. By replacing “BofA Securities reviewed certain publicly available equity research analyst price targets” under the section entitled “Other Factors – Wall Street Analysts Price Targets” on page 41 with the bold text as follows:

“BofA Securities reviewed certain publicly available price targets by nine Wall Street equity research analysts”

15. By inserting the word “thirteen” after the words “the premia paid in” to the first sentence of the paragraph under “Other Factors – Premia Calculations” on page 41.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By replacing the text under the section entitled “Legal Proceedings” on page 48 with the following paragraph:

“As of September 16, 2020, six complaints were filed in federal courts by purported stockholders of Principia regarding the Merger. The first complaint was filed on an individual basis by the plaintiff on August 28, 2020, and is captioned Elaine Wang v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06085 (N.D. Cal. filed August 28, 2020). The second complaint, filed as a putative class action on September 1, 2020, is captioned Marcy Curtis v. Principia Biopharma Inc., et al., No. 1:20-cv-01164-UNA (D. Del. filed September 1, 2020). A third complaint was filed on an individual basis by the plaintiff on September 4, 2020, and is captioned Stephen Bushansky v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06283 (N.D. Cal. filed September 4, 2020). The fourth complaint was filed by the plaintiff on behalf of himself and all others similarly situated, on September 8, 2020, and is captioned Kelvin Hawkins v. Principia Biopharma Inc., et al., Case No. 1:20-cv-07289 (S.D.N.Y filed September 8, 2020). The fifth complaint was filed on an individual basis, on September 16, 2020, and is captioned Barbara Wolfson v. Principia Biopharma Inc., et al., Case No. 3:20-cv-06471 (N.D.Cal. filed September 16, 2020) (collectively, the “Federal Complaints”). The sixth complaint was filed by the plaintiff on behalf of himself and all others similarly situated, on September 16, 2020, and is captioned Harrison v. Principia Biopharma Inc., et. al., Case No. 20-Civ-03966 (Cal Super, San Mateo Cnty. filed September 16, 2020) (the “State Court Complaint” and, together with the Federal Complaints, the “Complaints”). The Complaints name as defendants Principia and each member of the Principia Board (the “Principia Defendants”). The Curtis complaint additionally names as defendants Sanofi and Purchaser (the “Sanofi Defendants”). The Wang, Curtis and Hawkins complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Principia Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Principia Defendants. The Curtis complaint additionally alleges violations of Section 14(d) and Section 14(e) of the Exchange Act against the Sanofi Defendants and a violation of Section 20(a) of the Exchange Act against Sanofi. The Bushansky and Wolfson complaints each allege a violation of Section 14(e) of the Exchange Act against the Principia Defendants and a violation of Section 20(a) of the Exchange Act against the individual Principia Defendants. The State Court Complaint alleges claims of breaches of fiduciary duties against each member of the Principia Board and a claim of aiding and abetting breaches of fiduciary duties against Principia. The plaintiffs generally contend that this Schedule 14D-9 omitted or misrepresented material information regarding the Merger. The Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. The Principia Defendants believe the claims asserted in the Complaints are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRINCIPIA BIOPHARMA INC.

Dated: September 17, 2020	By:	/s/ Roy Hardiman
Name: Roy Hardiman
Title: Chief Business Officer